EXHIBIT 21.1

LIST OF SUBSIDIARES

	Company	Jurisdiction	% Owned

1.	SunSi Energies Hong Kong Limited	Hong Kong	100%
2.	Zibo Baokai Commerce and Trade Co., Ltd.	People’s Republic of China	90%
3.	Wendeng He Xie Silicon Co., Ltd.	People’s Republic of China	60%
4.	TransPacific Energy, Inc.	Delaware	51%
5.	SunSi USA	Nevada	100%
6.	ForceField S.A.	Costa Rica	100%